Exhibit 2.2

30 Ivan Allen Jr. Blvd. NW Bin SC1104 Atlanta, Georgia 30308

May 24, 2019

Austin Energy
721 Barton Springs Rd.
Austin, TX 78704-1145
Attention: Vice President, Power Production
E-mail: pat.sweeney@austinenergy.com

with a copy to:

Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
Attention: Brogan Sullivan
E-mail: brogan.sullivan@huschblackwell.com

Ladies and Gentlemen:
Reference is made to that certain Membership Interest Purchase Agreement (as hereby amended, the “MIPA”), dated as of April 17, 2019, by and between Southern Power Company, a Delaware corporation (“Seller”), and the City of Austin, a Texas home-rule municipal corporation d/b/a Austin Energy (“Buyer”). Unless otherwise noted, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the MIPA.

Upon acceptance hereof by each of the undersigned, this letter agreement (the “Letter Agreement”) will confirm our agreement as follows:

1.	The definitions of “Closing Indebtedness” and “Closing Working Capital” set forth in Section 1.01(a) of the MIPA are hereby deleted in their entirety and replaced as follows:

“Closing Indebtedness” means the consolidated amount of the Indebtedness of the Company outstanding, determined as of the Effective Time, determined without giving effect to the consummation of the transactions contemplated by this Agreement.

“Closing Working Capital” means the Working Capital determined as of the Effective Time.

2.	Section 2.02(a) of the MIPA is hereby deleted in its entirety and replaced as follows:

“The closing (the “Closing”) of the purchase and sale of the Membership Interests hereunder will take place at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002 or remotely by the electronic exchange of documents in .pdf format, on the fifth Business Day following satisfaction of or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as Buyer and Seller may agree; provided, however, that the Closing shall not take place prior to June 13, 2019 without the prior written consent of Buyer and Seller. The purchase and sale of the Membership Interests will be effective as of 12:01 a.m., Central Time, on the Closing Date (the “Effective Time”).”

3.	Section 6.01(a), (b), and (c) of the MIPA are hereby amended by replacing the term “Closing Date” with the term “Closing” as used therein.

4.	Section 6.16(a) and Section 6.16(b) of the MIPA are hereby deleted in their entirety and replaced as follows:

(a)
“Shared Assets. Seller shall, and shall cause its Affiliates to, prior to or at the Closing, assign, convey and transfer to the Company, Buyer, O&M Provider or such other party, as mutually agreed to by Buyer and Seller, free and clear of all Liens other than Permitted Liens, all of Seller’s or its Affiliates’ right, title and interest in and to the Shared Assets, other than the Excluded Assets and the Shared Assets set forth in Schedule 6.16(a).

(b)
Shared Contracts. Seller shall, and shall cause its Affiliates to, prior to or at the Closing, assign to the Company, Buyer, O&M Provider or such other party, as mutually agreed to by Buyer and Seller, all rights under the Shared Contracts to the extent relating to the Company’s business and operations, so as to allow the assignee to continue to receive the benefit of such rights; provided, that to the extent that such assignment is prohibited by any Applicable Law or would result in a violation or breach of such Shared Contract (provided that such violation or breach has not been cured despite Seller’s commercially reasonable effort to cure such violation or breach), or would require any Governmental Authority or third party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers have not been obtained (provided that Seller has used its commercially reasonable efforts to obtain such authorizations, approvals, consents or waiver), Seller shall enter into in any reasonable and lawful arrangements agreed to in writing by Buyer and designed to provide the benefits of the continued use of such Shared Contract in accordance with its terms for the Company’s business and operations.”

5.
Notwithstanding anything to the contrary in the MIPA, the parties acknowledge and agree that care, custody and control of the Facility will be deemed to have been transferred to Buyer upon the consummation of the Closing, but that the

Closing will otherwise be deemed to have occurred retrospectively as of the Effective Time (including for accounting and employment purposes).

6.
Interpretation and enforcement of this Letter Agreement shall be governed by the same terms and provisions as are applicable to the interpretation and enforcement of the MIPA, all as if such applicable terms and provisions of the MIPA were set forth in this Letter Agreement.

7.	This Letter Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the parties hereto.

* * * Signature Page Follows * * *

If you are in agreement with the foregoing, please sign below to acknowledge same, whereupon this letter agreement shall become a binding obligation of each of the parties hereto.

Very truly yours,

SOUTHERN POWER COMPANY

By:	/s/Elliott Spencer

Name:	Elliott Spencer

Title:	Senior Vice President, Chief Financial Officer and Treasurer

ACKNOWLEDGED AND AGREED TO THIS 24th DAY OF MAY, 2019

THE CITY OF AUSTIN d/b/a AUSTIN ENERGY

By:	/s/Pat Sweeney

Name:	Pat Sweeney

Title:	Vice President, Power Production